UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND FOR THE

SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2017

PRESENTED IN COMPARATIVE FORM

Legal Information		1
Condensed Interim Statement of Financial Position		2
Condensed Interim Statement of Comprehensive Income		4
Condensed Interim Statement of Changes in Equity		5
Condensed Interim Statement of Cash Flows		6

Notes to the Condensed Interim Financial Statements:
1 |	General information	8
2 |	Regulatory framework	9
3 |	Basis of preparation	11
4 |	Accounting policies	12
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	15
8 |	Property, plant and equipment	16
9 |	Other receivables	18
10 |	Trade receivables	18
11 |	Financial assets at fair value through profit or loss	19
12 |	Financial assets at amortized cost	19
13 |	Cash and cash equivalents	19
14 |	Share capital and additional paid-in capital	20
15 |	Allocation of profits	20
16 |	The Company’s Share-based Compensation Plan	20
17 |	Trade payables	21
18 |	Other payables	21
19 |	Borrowings	22
20 |	Salaries and social security taxes payable	22
21 |	Income tax and tax on minimum presumed income / Deferred tax	22
22 |	Tax liabilities	24
23 |	Provisions	24
24 |	Revenue from sales	24
25 |	Expenses by nature	25
26 |	Other operating expense, net	26
27 |	Net financial expense	26
28 |	Basic and diluted earnings (loss) per share	27
29 |	Related-party transactions	27
30 |	CTLL – EASA – IEASA Merger process	28
31 |	Ordinary and Extraordinary Shareholders’ Meeting	29
32 |	Events after the reporting period	29

Report on review of Condensed Interim Financial Statements
Supervisory Committee’s Report

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BCRA	Argentine Central Bank
BNA	Banco de la Nación Argentina
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electricity Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICSID	International Centre for Settlement of Investment Disputes
IEASA	IEASA S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Census
IPC	Consumer Price Index
IPIM	Domestic Wholesale Price Index
ITCRM	Multilateral Real Exchange Rate Index
MINEM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PESA	Pampa Energía S.A.
PISA	Pampa Inversiones S.A.
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA) – See Note 30

Legal address: 1 Maipú Street, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.44%

CAPITAL STRUCTURE

AS OF JUNE 30, 2017

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 14)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)    Includes 7,794,168 and 9,412,500 treasury shares as of June 30, 2017 and December 31, 2016, respectively.

(2)    Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2017 presented in comparative form

(Stated in thousands of pesos)

	Note	06.30.17	12.31.16
ASSETS
Non-current assets
Property, plant and equipment	8	12,727,857	11,196,990
Interest in joint ventures		447	435
Deferred tax asset	21	1,155,724	1,019,018
Other receivables	9	47,631	50,492
Financial assets at amortized cost	12	-	44,429
Total non-current assets		13,931,659	12,311,364

Current assets
Inventories		283,332	287,810
Other receivables	9	155,146	179,308
Trade receivables	10	4,726,828	3,901,060
Financial assets at fair value through profit or loss	11	1,622,208	1,993,915
Financial assets at amortized cost	12	34,297	1,511
Cash and cash equivalents	13	72,719	258,562
Total current assets		6,894,530	6,622,166
TOTAL ASSETS		20,826,189	18,933,530

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2017 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	06.30.17	12.31.16
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	14	898,661	897,043
Adjustment to share capital	14	399,495	397,716
Additional paid-in capital	14	31,565	3,452
Treasury stock	14	7,794	9,412
Adjustment to treasury stock	14	8,568	10,347
Legal reserve		73,275	73,275
Opcional reserve		176,061	176,061
Other reserve		-	20,346
Other comprehensive loss		(37,172)	(37,172)
Accumulated losses		(819,874)	(1,188,648)
TOTAL EQUITY		738,373	361,832

LIABILITIES
Non-current liabilities
Trade payables	17	226,249	232,912
Other payables	18	5,229,585	5,103,326
Borrowings	19	2,901,798	2,769,599
Deferred revenue		198,058	199,990
Salaries and social security payable	20	105,804	94,317
Benefit plans		305,246	266,087
Tax payable	21	-	-
Tax liabilities	22	59	680
Provisions	23	402,417	341,357
Total non-current liabilities		9,369,216	9,008,268
Current liabilities
Trade payables	17	7,929,673	6,821,061
Other payables	18	461,353	134,759
Borrowings	19	55,978	53,684
Deferred revenue		2,194	764
Salaries and social security payable	20	829,893	1,032,187
Benefit plans		33,371	33,370
Tax payable	21	296,835	155,205
Tax liabilities	22	1,003,835	1,244,488
Provisions	23	105,468	87,912
Total current liabilities		10,718,600	9,563,430
TOTAL LIABILITIES		20,087,816	18,571,698

TOTAL LIABILITIES AND EQUITY		20,826,189	18,933,530

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Income

for the six and three-month periods ended June 30, 2017

 presented in comparative form

(Stated in thousands of pesos)

		six months at		three months at
	Note	06.30.17	06.30.16	06.30.17	06.30.16

Revenue	24	11,118,263	5,707,145	5,751,628	2,717,025
Electric power purchases		(5,810,539)	(2,769,683)	(3,276,958)	(1,452,368)
Subtotal		5,307,724	2,937,462	2,474,670	1,264,657
Transmission and distribution expenses	25	(2,265,295)	(3,169,922)	(1,217,446)	(1,845,097)
Gross loss		3,042,429	(232,460)	1,257,224	(580,440)

Selling expenses	25	(1,018,971)	(761,189)	(520,342)	(473,181)
Administrative expenses	25	(637,003)	(501,707)	(307,622)	(272,998)
Other operating expense, net	26	(271,068)	(226,943)	(130,509)	(121,386)
Gain from interest in joint ventures		12	21	12	21
Operating profit/(loss) before income from provisional remedies, higer costs recognition and SE Resolution 32/15		1,115,399	(1,722,278)	298,763	(1,447,984)

Income recognition on account of the RTI - SE Resolution 32/15		-	427,119	-	(3,928)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		-	81,512	-	-
Operating profit		1,115,399	(1,213,647)	298,763	(1,451,912)

Financial income	27	118,426	87,322	58,982	61,216
Financial expenses	27	(718,819)	(688,290)	(370,333)	(344,651)
Other financial results	27	12,874	(76,944)	(116,024)	56,246
Net financial expense		(587,519)	(677,912)	(427,375)	(227,189)
Profit/(loss) before taxes		527,880	(1,891,559)	(128,612)	(1,679,101)

Income tax	21	(159,106)	706,094	76,003	618,673
Profit/(loss) for the period		368,774	(1,185,465)	(52,609)	(1,060,428)

Basic and diluted earnings profit/(loss) per share:
Basic and diluted earnings profit/(loss) per share	28	0.41	(1.32)	(0.06)	(1.18)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2017

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	-	-	-	(42,253)	249,336	1,525,053

Loss for the six-month period	-	-	-	-	-	-	-	-	-	(1,185,465)	(1,185,465)
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	-	-	-	(42,253)	(936,129)	339,588
Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016	-	-	-	-	-	73,275	176,061	-	-	(249,336)	-
Other reserve constitution - Share-bases compensation plan (Note 16)	-	-	-	-	-	-	-	20,346	-	-	20,346
Loss for the six-month complementary period	-	-	-	-	-	-	-	-		(3,183)	(3,183)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	5,081	-	5,081
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832
Increase of Other reserve constitution - Share-bases compensation plan (Note 16)	-	-	-	-	-	-	-	7,767	-	-	7,767
Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	1,618	1,779	(1,618)	(1,779)	28,113	-	-	(28,113)	-	-	-
Profit for the six-month period	-	-	-	-	-	-	-	-	-	368,774	368,774
Balance at June 30, 2017	898,661	399,495	7,794	8,568	31,565	73,275	176,061	-	(37,172)	(819,874)	738,373

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2017

presented in comparative form

(Stated in thousands of pesos)

	Note	06.30.17	06.30.16
Cash flows from operating activities
Profit (Loss) for the period		368,774	(1,185,465)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	25	199,942	167,146
Loss on disposals of property, plants and equipments		4,944	30,530
Net accrued interest	27	599,545	598,965
Exchange difference	27	114,204	333,615
Income tax	21	159,106	(706,094)
Allowance for the impairment of trade and other receivables, net of recovery	25	124,387	44,614
Adjustment to present value of receivables	27	147	(3,032)
Provision for contingencies		99,731	101,194
Other expenses - FOCEDE		-	14,653
Changes in fair value of financial assets	27	(137,434)	(263,896)
Accrual of benefit plans	25	50,339	41,285
Gain from interest in joint ventures		(12)	(21)
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		-	(81,512)
Net gain from the repurchase of Corporate Bonds	27	-	(42)
Income from non-reimbursable customer contributions		(501)	(382)
Other reserve constitution - Share bases compensation plan	16	7,767	-
Changes in operating assets and liabilities:
(Increase) in trade receivables		(842,361)	(569,191)
Decrease in other receivables		5,571	994,698
Decrease in inventories		4,478	10,045
Increase in deferred revenue		-	19,063
Increase in trade payables		617,280	213,990
Decrease in salaries and social security payable		(190,808)	(71,806)
Decrease in benefit plans		(11,181)	(4,610)
(Decrease) Increase in tax liabilities		(264,145)	426,294
Increase in other payables		241,751	1,491,407
Decrease in provisions	23	(21,115)	(22,828)
Payment of Tax payable		(147,700)	-
Net cash flows generated by operating activities		982,709	1,578,620

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2017

presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	06.30.17	06.30.16
Cash flows from investing activities
Payment of property, plants and equipments		(1,616,321)	(1,063,468)
Collection of Financial assets		578,954	194,416
Payments of Financial assets		(751,615)	(185,920)
Redemtion (Subscription) net of money market funds		722,500	(223,428)
Collection of receivables from sale of subsidiaries		32,942	8,346
Net cash flows used in investing activities		(1,033,540)	(1,270,054)

Cash flows from financing activities
Payment of principal on loans		(132,940)	(136,149)
Repurchase of corporate notes		-	(4,866)
Net cash flows generated by financing activities		(132,940)	(141,015)

(Decrease) Increase in cash and cash equivalents		(183,771)	167,551

Cash and cash equivalents at the beginning of year	13	258,562	128,952
Exchange differences in cash and cash equivalents		(2,072)	15,666
(Decrease) Increase in cash and cash equivalents		(183,771)	167,551
Cash and cash equivalents at the end of the period	13	72,719	312,169

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	8	(125,898)	(132,957)

Acquisitions of property, plant and equipment through increased trade payables		(199,290)	(143,613)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Nota 1 | General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

As a consequence of the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to both the recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the Tariff Structure Review, in addition to the constant increase in operating costs, in fiscal year 2016, the Company recorded, as it did in fiscal years 2012 and 2014, negative operating and net results, deteriorating once again its economic and financial situation, which had temporarily improved in fiscal year 2015 as a consequence of the issuance by the SE of Resolution No. 32/15, which addressed the need for the adjustment of the distribution companies’ resources and considered that the adoption of urgent and interim measures was necessary in order to maintain the normal provision of the public service, object of the concession.

Despite the above-described situation, the Company has absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety, which, in a context of constant increase in the demand for electricity, has deteriorated the Company’s economic and financial equation over all these years.

Moreover, the measures adopted in 2016, aimed at resolving the electricity rate situation of the electric power sector, and the application of the RTI as from February 2017 will make it possible to gradually restore the economic and financial equation; thus, the Company’s Board of Directors is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible not only to cover the operation costs, afford the investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect the Company’s business.

As of June 30, 2017, the result of operations for the six-month period amounts to $ 368.8 million – profit-, whereas the working capital totals $ 3.8 billion – deficit-, which includes the amount owed to CAMMESA for $ 4.1 billion (principal plus interest accrued as of June 30, 2017). The Company has submitted a payment plan proposal based on its available and projected cash flows, in respect of which no reply from CAMMESA has been received at the date of issuance of these condensed interim financial statements.

Nota 2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2016 are the following:

a)   Tariff Structure Review

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017. The above-mentioned regulation was adapted by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution states that the ENRE, as instructed by the MINEM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42%, as compared to the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the last one in February 2018.

Additionally, the ENRE shall recognize and allow the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date. Furthermore, on July 27, 2017 the ENRE issued Resolution No. 329/17 establishes the procedure to aplly deferred revenue billing, those amounts will be adjusted as of February 2018 applying for such purpose the Methodology for the Redetermination of the Company’s Recognized Own Distribution Costs, set forth in caption c2) of Sub-Appendix II to ENRE Resolution No. 63/17.

As of June 30, 2017, the amount arising from the aforementioned limitation and not recognized by the Company in these condensed interim financial statements amounts approximately to $ 2.3 billion.

Despite the previously described progress achieved with regard to the completion of the RTI process, at the date of issuance of these condensed interim financial statements, the definitive treatment to be given, by the MINEM, to all the issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted, has yet to be defined.

These issues, among other, are the following:

i)       the treatment to be given to the remaining balances of the amounts received for the fulfillment of the Investment Plan through the loans for consumption (mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE;

ii)      the treatment to be given to the funds disbursed by the Company for the fulfillment of the Investment Plan, not included in i) above;

iii)     the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SE Resolution No. 32/15, for which purpose the Company has submitted a payment plan;

iv)     the treatment to be given to the Penalties and Discounts whose payment/crediting is pending.

Finally, on April 26, 2017 the Company was notified that the MINEM had provided that, once the RTI process is completed, the SE -with the participation of the Under-Secretariat for Tariff Policy Coordination- and the ENRE, shall determine in a term of 120 days whether any pending obligations exist until the effective date of the electricity rate schedules resulting from the RTI, and in connection with the Adjustment Agreement entered into on February 13, 2006. In such a case, the treatment to be given to those obligations shall also be determined. The Company has submitted the information requested by the MINEM in the framework of these issues and at the date of issuance of these condensed interim financial statements such situation is pending resolution.

b)  Penalties

In addition to that which has been mentioned in note 2.c to the financial statements as of December 31, 2016, in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set out by ENRE Resolution No. 63/17, the Regulatory Entity, by Note No. 125,248 dated March 29, 2017, set new penalty determination and adjustment mechanisms, providing for the following:

i)      Penalty values shall be determined on the basis of the kwh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)     For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the IPC used by the BCRA to produce the ITCRM for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty principal amount.

iii)    Unpaid penalties will accrue interest at the BNA lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties related to Customer service, the calculated amount shall be increased by 50%.

iv)   Penalties subsequent to February 1, 2017 will be valued at the Kwh value or the cost of energy not supplied of the first day of the control period or of the day of occurrence of the penalizable event for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and manner.

            The impact of these new penalty determination and adjustment mechanisms has been quantified by the Company and recognized as of June 30, 2017.

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, the Company is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Treasury, equivalent to twice the value that should have been recorded. At the date of these condensed interim financial statements, the Company is preparing the aforementioned information related to the six-month period ended July 31, 2017.

c)  Framework agreement

On August 3, 2017, the approval of the extension until September 30, 2017 of the Framework Agreement was signed. The signing of the above-mentioned agreement represents the recognition of revenue in favor of the Company related to the distribution of electricity to low-income neighborhoods and shantytowns for the January 1, 2015 - June 30, 2017 period for $ 203 million.

d)  Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill.

On July 26, 2017, the ENRE issued Resolution No. 292, stating that those discounts are to be made as from the effective date of the aforementioned law, and instructing CAMMESA to implement those discounts in its billing to distribution companies. The amounts paid by customers for the bills that fall within the scope of this Resolution will be made available in the stipulated time limits.

Nota 3 | Basis of preparation

These condensed interim financial statements for the six-month period ended June 30, 2017 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

This condensed interim financial information must be read together with the Company’s financial statements as of December 31, 2016, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the six-month period ended June 30, 2017 have not been audited. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the six-month period ended June 30, 2017 does not necessarily reflect the Company’s results in proportion to the full fiscal year.

These condensed interim financial statements were approved for issue by the Company’s Board of Directors on August 9, 2017.

Comparative information

The balances as of December 31, 2016 and for the six and three -month periods ended June 30, 2016, disclosed in these condensed interim financial statements for comparative purposes, arise from the financial statements as of those dates.

Nota 4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2016, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

At the time of issuing its next annual financial statements, the Company will apply the standards that will become effective in fiscal year 2017 indicated in Note 4.1.2. to the financial statements as of December 31, 2016 (IAS 7 "Statement of cash flows" and IAS 12 “Income taxes”). The Company estimates that the amendments will have no impact on the Company’s results of operations or its financial position, they will only imply new disclosures.

These condensed interim financial statements must be read together with the audited financial statements as of December 31, 2016 prepared under IFRS.

Nota 4.1 |  New accounting standards, amendments and interpretations issued by the IASB

IFRIC 23 “Uncertainty over Income Tax treatments”: In June 2017, the IASB issued IFRIC 23, which clarifies the application of IAS 12 where there is uncertainty over income tax treatments. In accordance with the interpretation, an entity is required to reflect the impact of the uncertain tax treatment using the method that best predicts the resolution of the uncertainty, using either the most likely amount method or the expected value method. Additionally, the entity is required to assume that the tax authority will examine the uncertain treatments and have full knowledge of all the related relevant information when assessing the tax treatment over income tax. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The Company is currently analyzing the impact of the application of IFRIC 23; nevertheless, it estimates that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

IFRS 17 “Insurance Contracts”: In May 2017, the IASB issued IFRS 17, which replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15. The Company is currently analyzing the impact of the application of IFRS 17; nevertheless, it estimates that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

Nota 5 | Financial risk management

Nota 5.1 |  Financial risk factors

 The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

            There have been no significant changes in risk management policies since the last fiscal year end.

          Market risks

                    i.          Currency risk

As of June 30, 2017 and December 31, 2016, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.17	Total 12.31.16

ASSETS
CURRENT ASSETS
Other receivables	USD	5,946	16.530	98,287	-
Cash and cash equivalents	USD	243	16.530	4,017	161,753
	EUR	12	18.848	226	200
TOTAL CURRENT ASSETS		6,201		102,530	161,953
TOTAL ASSETS		6,201		102,530	161,953

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	174,492	16.630	2,901,798	2,769,599
TOTAL NON-CURRENT LIABILITIES		174,492		2,901,798	2,769,599
CURRENT LIABILITIES
Trade payables	USD	11,980	16.630	199,246	176,506
	EUR	101	19.003	1,919	117
	CHF	30	17.347	520	469
	NOK	68	2.000	136	126
Borrowings	USD	3,366	16.630	55,978	53,684
TOTAL CURRENT LIABILITIES		15,545		257,799	230,902
TOTAL LIABILITIES		190,037		3,159,597	3,000,501

(1)    The exchange rates used are the BNA exchange rates in effect as of June 30, 2017 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

                   ii.          Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of June 30, 2017 and December 31, 2016:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At June 30, 2017
Assets
Cash and cash equivalents
Money market funds	15,832	-	-	15,832
Financial assets at fair value through profit or loss:
Government bonds	603,725	-	-	603,725
Other receivables	-	-	-	-
Money market funds	1,018,483	-	-	1,018,483
Total assets	1,638,040	-	-	1,638,040

At December 31, 2016
Assets
Cash and cash equivalents
Money market funds	61,461	-	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	387,279	-	-	387,279
Other receivables	28,839	-	-	28,839
Money market funds	1,606,636	-	-	1,606,636
Total assets	2,084,215	-	-	2,084,215

Nota 6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

Except for that mentioned in Note 2.b, in the preparation of these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the financial statements for the year ended December 31, 2016.

Nota 7 | Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the financial statements as of December 31, 2016, expect for the following:

The Company has become aware that on March 28, 2017 the ICSID Secretariat informed through its website that it had registered the discontinuance of the arbitration proceeding commenced in August 2003 by EDF International and EASA, the majority shareholder and parent company of Edenor S.A., in relation to the latter’s failure to comply with the Concession Agreement, as a consequence of the passing of Law No. 25,561 on Economic Emergency and Foreign Exchange System Reform. The claimants’ waiver was a condition under the Company’s Agreement for the Renegotiation of the Concession Agreement (the “Adjustment Agreement”) that was to be fulfilled after the issuance of the electricity rate schedule resulting from the RTI, which was approved by means of ENRE Resolution No. 63/17 dated February 1, 2017 (Note 2.a).

Nota 8 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.16
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

Additions	-	-	-	-	58,153	1,677,387	213	1,735,753
Disposals	(145)	-	(3,566)	(897)	(336)	-	-	(4,944)
Transfers	33,422	136,886	607,263	174,326	(21,040)	(930,857)	-	-
Depreciation for the period	(8,317)	(27,358)	(77,409)	(41,201)	(45,657)	-	-	(199,942)
Net amount 06.30.17	191,572	1,540,480	4,432,075	1,748,167	866,281	3,786,981	162,301	12,727,857

At 06.30.17
Cost	268,850	2,184,900	6,619,123	2,696,206	1,300,591	3,786,981	162,301	17,018,952
Accumulated depreciation	(77,278)	(644,420)	(2,187,048)	(948,039)	(434,310)	-	-	(4,291,095)
Net amount	191,572	1,540,480	4,432,075	1,748,167	866,281	3,786,981	162,301	12,727,857

•       During the period ended June 30, 2017, direct costs capitalized amounted to $ 263.7 million.

•       Financial costs capitalized for the period ended June 30, 2017 amounted to $ 125.9 million.

Nota 8 |          Property, plant and equipment (Continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

Additions	-	-	16	28	72,877	1,250,730	16,387	1,340,038
Disposals	(3,035)	(6,676)	(20,657)	(65)	(97)	-	-	(30,530)
Transfers	13,348	173,113	553,420	137,336	32,354	(909,571)	-	-
Depreciation for the period	(5,970)	(23,310)	(60,652)	(36,191)	(41,023)	-	-	(167,146)
Net amount 06.30.16	150,348	1,240,723	3,226,879	1,493,823	858,117	2,853,272	204,989	10,028,151

At 06.30.16
Cost	211,493	1,835,538	5,278,313	2,362,545	1,320,450	2,853,272	204,989	14,066,600
Accumulated depreciation	(61,145)	(594,815)	(2,051,434)	(868,722)	(462,333)	-	-	(4,038,449)
Net amount	150,348	1,240,723	3,226,879	1,493,823	858,117	2,853,272	204,989	10,028,151

•       During the period ended June 30, 2016, direct costs capitalized amounted to $ 152.6 million.

•       Financial costs capitalized for the period ended June 30, 2016 amounted to $ 133 million.

Nota 9 |    Other receivables

	Note	06.30.17	12.31.16
Non-current:
		-	-
Financial credit		40,392	43,636
Related parties	29.d	7,239	6,856
Total Non-current		47,631	50,492

Current:
Prepaid expenses		9,570	3,589
Advances to suppliers		3,119	2,561
Advances to personnel		960	1,701
Security deposits		9,101	8,385
Financial credit		11,621	40,461
Receivables from electric activities		131,104	142,979
Related parties	29.d	766	766
Judicial deposits		12,827	13,546
Other		146	19
Allowance for the impairment of other receivables		(24,068)	(34,699)
Total Current		155,146	179,308

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.17	06.30.16
Balance at beginning of year	34,699	17,752
Increase	-	6,890
Recovery	(10,631)	-
Balance at end of the period	24,068	24,642

Nota 10 | Trade receivables

	06.30.17	12.31.16
Current:
Sales of electricity - Billed	2,670,708	2,522,265
Sales of electricity – Unbilled	2,172,777	1,582,591
Framework Agreement	213,923	10,938
Fee payable for the expansion of the transportation and others	24,595	22,397
Receivables in litigation	22,847	22,551
Allowance for the impairment of trade receivables	(378,022)	(259,682)
Total Current	4,726,828	3,901,060

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.17	06.30.16
Balance at beginning of year	259,682	79,361
Increase	135,018	37,724
Decrease	(16,678)	(16,842)
Balance at end of the period	378,022	100,243

Nota 11 | Financial assets at fair value through profit or loss

	06.30.17	12.31.16

Current
Government bonds	603,725	387,279
Money market funds	1,018,483	1,606,636
Total current	1,622,208	1,993,915

Nota 12 | Financial assets at amortized cost

	06.30.17	12.31.16
Non-current
Government bonds	-	44,429
Total Non-current	-	44,429

Current
Government bonds	34,297	1,511
Total Non-current	34,297	1,511

Nota 13 | Cash and cash equivalents

	06.30.17	12.31.16	06.30.16
Cash and banks	56,887	197,101	204,888
Money market funds	15,832	61,461	107,281
Total cash and cash equivalents	72,719	258,562	312,169

Nota 14 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2015	1,314,518	3,452	1,317,970

Balance at December 31, 2016	1,314,518	3,452	1,317,970

Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	-	28,113	28,113
Balance at June 30, 2017	1,314,518	31,565	1,346,083

As of June 30, 2017, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Business Organizations Law

As of December 31, 2016, the Company’s losses consumed the reserves and more than 50% of share capital, rendering the Company subject to compliance with the mandatory share capital reduction set forth in section 206 of the Business Organizations Law. However, the issuance of ENRE Resolution No. 63/17, setting a new electricity rate schedule for the Company for the five-year period beginning February 1, 2017 and ending January 31, 2022, resulted, at the closing date of these condensed interim financial statements, in the Company’s being no longer subject to complying with the previously described mandatory reduction. Furthermore, the financial position will largely depend on the development of the exchange rate, the collection of the debts accrued from the Framework Agreement for the Supply of Electricity to Shantytowns, and the level of energy losses, in respect of which strong recovery actions will be taken during the year.

Consequently, the Shareholders’ Meeting has resolved not to carry out the above-mentioned share capital reduction, deferring the decision and instructing the Board of Directors to assess the financial position in the quarters ending March 31, 2017 and June 30, 2017, and, should it be necessary, to call an Extraordinary Shareholders’ Meeting to deal with the issue (Note 31).

Nota 15 | Allocation of profits

Clause 7.4 of the Adjustment Agreement provided that during the Transition period the Company could not distribute dividends without the Regulatory Entity’s prior authorization. This transition period ended on January 31, 2017 with the implementation of the RTI, ENRE Resolution No. 63/17. Therefore, in the Company’s opinion there exists no regulatory restriction on the distribution of dividends.

Nota 16 | The Company’s Share-based Compensation Plan

In the last months of fiscal year 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017 (Note 31).

At the date of issuance of these condensed interim financial statements, the Company awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

The fair value of the previously referred to shares at the award date, amounted to $ 42.3 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Nota 17 | Trade payables

		06.30.17	12.31.16
Non-current
Customer guarantees		91,210	83,045
Customer contributions		74,587	98,167
Funding contributions - substations		60,452	51,700
Total Non-current		226,249	232,912

Current
Payables for purchase of electricity - CAMMESA		3,175,983	2,956,726
Provision for unbilled electricity purchases - CAMMESA (1)		3,539,955	2,512,800
Suppliers		1,011,350	958,460
Advance to customer (1)		93,386	287,120
Customer contributions		49,564	46,589
Discounts to customers		37,372	37,372
Funding contributions - substations		12,051	21,790
Related parties	29.d	10,012	204
Total Current		7,929,673	6,821,061

The fair values of non-current customer contributions as of June 30, 2017 and December 31, 2016 amount to $ 129.5 million and $ 131.7 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. The fair value category applied thereto was Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Nota 18 | Other payables

	Note	06.30.17	12.31.16
Non-current
Loans (mutuum) with CAMMESA		1,442,326	1,346,807
ENRE penalties and discounts		3,512,694	3,477,351
Liability with FOTAE		181,514	172,991
Payment agreements with ENRE		93,051	106,177
Total Non-current		5,229,585	5,103,326

Current
ENRE penalties and discounts		385,018	56,164
Related parties	29.d	4,702	4,756
Advances for works to be performed		13,574	13,575
Payment agreements with ENRE		58,059	60,264
Total Current		461,353	134,759

The carrying amount of the Company’s other financial payables approximates their fair value.

Nota 19 | Borrowings

	Note	06.30.17	12.31.16
Non-current
Corporate notes (1)		2,901,798	2,769,599
Total non-current		2,901,798	2,769,599

Current
Interest from corporate notes		55,978	53,684
Total current		55,978	53,684

(1)   Net of debt repurchase/redemption and issuance expenses.

The fair values of the Company’s non-current borrowings (Corporate Notes) as of June 30, 2017 and December 31, 2016 amount approximately to $ 3.2 billion and $ 2.9 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of the period/year. The fair value category applied thereto was Level 1 category.

Nota 20 | Salaries and social security taxes payable

	06.30.17	12.31.16
Non-current
Early retirements payable	3,811	5,149
Seniority-based bonus	101,993	89,168
Total non-current	105,804	94,317

Current
Salaries payable and provisions	617,692	912,275
Social security payable	209,192	115,793
Early retirements payable	3,009	4,119
Total current	829,893	1,032,187

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

Nota 21 | Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2016, except for the following:

	06.30.17	12.31.16
Current
Tax payable 2017 (1)	300,066	243,666
Tax payable 2016 (2)	50,096	-
Total Tax payable	350,162	243,666
Tax on minimum national income tax payable, net	-	(64,456)
Tax withholdings	(53,327)	(24,005)
Total current	296,835	155,205

(1) As of June 30, 2017, includes $ 7.4 million related to the income tax on the transfer of shares (Note 16).

(2) The income tax payable related to fiscal year 2016 has been paid in 3 installments, with one of them remaining pending as of June 30, 2017. At the date of issuance of these condensed interim financial statements all the installments have been paid.

The detail of deferred tax assets and liabilities is as follows:

	06.30.16	12.31.16
Deferred tax assets
Tax loss carryforward	-	4,172
Inventories	5,051	5,093
Trade receivables and other receivables	143,697	138,816
Trade payables and other payables	1,250,768	1,123,556
Salaries and social security taxes payable	35,826	24,500
Benefit plans	118,516	104,810
Tax liabilities	15,203	15,734
Provisions	177,760	150,244
Deferred tax asset	1,746,821	1,566,925

Deferred tax liabilities:
Property, plant and equipment	(529,990)	(499,142)
Financial assets at fair value through profit or loss	(53,355)	(40,351)
Borrowings	(7,752)	(8,414)
Deferred tax liability	(591,097)	(547,907)

Net deferred tax (liabilities) assets	1,155,724	1,019,018

The detail of the income tax expense is as follows:

	06.30.17	06.30.16
Deferred tax	136,706	691,072
Current tax	(292,630)	-
Difference between provision and tax return	(3,182)	15,022
Income tax expense	(159,106)	706,094

	06.30.17	06.30.16
Profit (Loss) for the period before taxes	527,880	(1,891,559)
Applicable tax rate	35%	35%
(Loss) Profit for the period at the tax rate	(184,758)	662,046
Gain from interest in joint ventures	4	7
Non-taxable income	25,487	46,446
Other	(4)	-
Difference between provision and tax return	165	(2,405)
Income tax expense	(159,106)	706,094

Nota 22 | Tax liabilities

	06.30.17	12.31.16
Non-current
Tax regularization plan	59	680
Total Non-current	59	680

Current
Provincial, municipal and federal contributions and taxes	518,752	377,430
VAT payable	345,226	725,553
Tax withholdings	67,917	78,909
SUSS withholdings	2,390	2,785
Municipal taxes	67,520	57,832
Tax regularization plan	2,030	1,979
Total Current	1,003,835	1,244,488

Nota 23 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.16	341,357	87,912

Increases	61,064	38,667
Decreases	(4)	(21,111)
At 06.30.17	402,417	105,468

At 12.31.15	259,573	70,489
Increases	47,739	53,455
Decreases	(3)	(22,825)
At 06.30.16	307,309	101,119

Nota 24 | Revenue from sales

	06.30.17	06.30.16
Sales of electricity (1)	11,045,313	5,654,185
Right of use on poles	57,124	46,313
Connection charges	13,461	6,083
Reconnection charges	2,365	564
Total Revenue from sales	11,118,263	5,707,145

Nota 25 | Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,444,755	256,295	257,486	1,958,536
Pension plans	37,134	6,587	6,618	50,339
Communications expenses	17,142	86,278	6,533	109,953
Allowance for the impairment of trade and other receivables	-	124,387	-	124,387
Supplies consumption	140,191	-	20,382	160,573
Leases and insurance	209	-	54,339	54,548
Security service	38,461	418	36,552	75,431
Fees and remuneration for services	308,951	236,020	214,276	759,247
Public relations and marketing	-	-	9,242	9,242
Advertising and sponsorship	-	-	4,761	4,761
Reimbursements to personnel	26	12	311	349
Depreciation of property, plants and equipments	163,921	26,651	9,370	199,942
Directors and Supervisory Committee members’ fees	-	-	6,220	6,220
ENRE penalties (1)	114,369	170,647	-	285,016
Taxes and charges	-	111,630	9,086	120,716
Other	136	46	1,827	2,009
At 06.30.17	2,265,295	1,018,971	637,003	3,921,269

(1)  Transmission and distribution expenses include recovery for $ 413.7 million (Note 2.b) net of the charge for the period for $ 528.1 million.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of June 30, 2017 for $ 263.7 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,166,318	188,880	203,565	1,558,763
Pension plans	30,891	5,003	5,391	41,285
Communications expenses	13,338	51,716	4,351	69,405
Allowance for the impairment of trade and other receivables	-	44,614	-	44,614
Supplies consumption	141,572	-	14,866	156,438
Leases and insurance	226	-	42,474	42,700
Security service	34,967	464	20,835	56,266
Fees and remuneration for services	202,777	210,279	178,666	591,722
Public relations and marketing	-	-	7,065	7,065
Advertising and sponsorship	-	-	3,640	3,640
Reimbursements to personnel	544	106	317	967
Depreciation of property, plants and equipments	134,460	24,679	8,007	167,146
Directors and Supervisory Committee members’ fees	-	-	2,899	2,899
ENRE penalties	1,444,684	187,136	-	1,631,820
Taxes and charges	-	48,260	6,760	55,020
Other	145	52	2,871	3,068
At 06.30.16	3,169,922	761,189	501,707	4,432,818

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of June 30, 2016 for $ 152.6 million.

Nota 26 | Other operating expense, net

		06.30.17	06.30.16
Other operating income
Services provided to third parties		23,861	22,133
Commissions on municipal taxes collection		13,484	8,600
Related parties	29.a	2,763	-
Income from non-reimbursable customer contributions		501	382
Others		850	6,621
Total other operating income		41,459	37,736

Other operating expense
Net expense from technical services		(18,397)	(9,220)
Gratifications for services		(26,156)	(14,633)
Cost for services provided to third parties		(12,261)	(9,754)
Severance paid		(8,296)	(7,867)
Debit and Credit Tax		(138,596)	(73,507)
Other expenses - FOCEDE		-	(14,653)
Provision for contingencies		(99,731)	(101,194)
Disposals of property, plant and equipment		(4,944)	(30,530)
Other		(4,146)	(3,321)
Total other operating expense		(312,527)	(264,679)
Other operating expense, net		(271,068)	(226,943)

Nota 27 | Net financial expense

	06.30.17	06.30.16
Financial income
Commercial interest	52,881	64,610
Financial interest	65,545	22,712
Total financial income	118,426	87,322

Financial expenses
Interest and other (1)	(225,860)	(177,329)
Fiscal interest	(16,388)	(2,152)
Commercial interest	(475,723)	(506,806)
Bank fees and expenses	(848)	(2,003)
Total financial expenses	(718,819)	(688,290)

Other financial results
Exchange differences	(114,204)	(333,615)
Adjustment to present value of receivables	(147)	3,032
Changes in fair value of financial assets (2)	146,991	271,393
Net gain from the repurchase of Corporate Notes	-	42
Other financial expense	(19,766)	(17,796)
Total other financial expense	12,874	(76,944)
Total net financial expense	(587,519)	(677,912)

(1)   Net of interest capitalized as of June 30, 2017 and 2016 for $ 125.9 million and $ 133 million, respectively.

(2)   Includes changes in the fair value of financial assets on cash equivalents as of June 30, 2017 and 2016 for $ 9.6 million and $ 7.5 million, respectively.

Nota 28 | Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the profit/(loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2017 and 2016, excluding common shares purchased b the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	06.30.17	06.30.16
Profit (Loss) for the period attributable to the owners of the Company	368,774	(1,185,465)
Weighted average number of common shares outstanding	897,892	897,043
Basic and diluted profit (loss) earnings per share – in pesos	0.41	(1.32)

Nota 29 | Related-party transactions

•            The following transactions were carried out with related parties:

a.         Income

Company	Concept	06.30.17	06.30.16

PESA	Electrical assembly service	685	-
		2,763	-

b.         Expense

Company	Concept	06.30.17	06.30.16

EASA (Note 30)	Technical advisory services on financial matters	(19,766)	(17,776)
SACME	Operation and oversight of the electric power transmission system	(23,305)	(17,129)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(101)	-
PYSSA	Financial and granting of loan services to customers	-	(20)
OSV	Hiring life insurance for staff	(6,430)	(1,721)
PISA	Interest Corporate Notes 2022	-	(3,573)
		(49,602)	(40,219)

c.         Key Management personnel’s remuneration

	06.30.17	06.30.16
Salaries	112,537	71,951
	112,537	71,951

•            The balances with related parties are as follow:

d.         Receivables and payables

	06.30.17	12.31.16
Other receivables - Non current
SACME	7,239	6,856
	7,239	6,856

Other receivables - Current
SACME	766	766
	766	766

Trade payables
OSV	(47)	-
EASA (Note 30)	(9,965)	-
PYSSA	-	(204)
	(10,012)	(204)

Other payables
SACME	(4,702)	(4,756)
	(4,702)	(4,756)

Nota 30 |    CTLL - EASA – IEASA Merger process

The Company has been informed that the Board of Directors of EASA, the parent company, at its meeting of March 29, 2017 approved, subject to the approval of both the respective shareholders’ meetings and the control authorities, the merger of EASA and IEASA (the latter being EASA’s majority shareholder) as the acquired companies, which will be dissolved without liquidation, with and into CTLL, as the acquiring and surviving company.

Furthermore, the Preliminary Merger Agreement and the Consolidated Merger Statement of Financial Position have been approved. It must be pointed out that CTLL, the acquiring and surviving company, as well as EASA and IEASA, the acquired companies, belong to the same control group inasmuch as Pampa Energía is the direct and/or indirect controlling shareholder of all of them.

In compliance with applicable regulations, on June 30, 2017 the Company and EASA informed the ENRE and requested its authorization.

At the date of issuance of these condensed interim financial statements, the process is still pending definition by the Regulatory entities.

Nota 31 |    Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 18, 2017 resolved, among other issues, the following:

-       To approve Edenor S.A.’s Annual Report and Financial Statements of as of December 31, 2016;

-       To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-       To appoint the authorities and the external auditors for the current fiscal year;

-       To approve the use of the treasury shares for the implementation of the long-term incentive plan in favor of certain key personnel (Note 16);

-       Not to carry out the share capital reduction, deferring it and instructing the Board of Directors to call an Extraordinary Shareholders’ Meeting in order to deal with this issue if, as a consequence of the results of operations for the quarters ending March 31 and June 30, 2017, the Company continued to be subject to complying with the mandatory share capital reduction (Note 14).

Nota 32 |    Events after the reporting period

Notice of Special Class Meeting

On July 28, 2017, the Company’s Board of Directors resolved to call a Special Class Meeting of the holders of classes B and C shares for September 20, 2017.

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of June 30, 2017, the related condensed interim statement of comprehensive income for the six and three months periods ended June 30, 2017, the related condensed interim statements of changes in equity and cash flows for the six months period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2016 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without modifying our conclusion we draw attention to the situation explained in Notes 1 and 2 of the interim condensed financial statements as regards the economic and financial position of the Company and its regulatory framework.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the condensed interim financial statements of the Company, are pending transcription into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, except as mentioned above, are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)    the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)    we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at June 30, 2017 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $104,997,564, which were not yet due at that date.

Autonomous City of Buenos Aires, August 9, 2017

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. R. Sergio Cravero Public Accountant (UCA) C.P.C.E. City of Buenos Aires T° 265 F°92

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with both the provisions of section 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “the Company”), which comprise the condensed interim statement of financial position as of June 30, 2017, the condensed interim statement of comprehensive income for the six and three-month periods ended June 30, 2017, and the condensed interim statements of changes in equity and cash flows for the six-month period then ended, and selected explanatory notes.

The balances and other information related to fiscal year 2016 and its interim periods are an integral part of the aforementioned financial statements and should therefore be considered in relation to those financial statements.

Directors’ Responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the condensed interim financial statements in accordance with International Financial Reporting Standards, which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as accounting standards and incorporated by the CNV into its regulations, as such standards were approved by the International Accounting Standards Board. Therefore, the Board of Directors is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

Scope of our review

We have performed our review in accordance with current regulations, which require the application of the procedures established in International Standard on Review Engagements ISRE 2410 “Review of interim financial information performed by the independent auditor of the entity”, which has been adopted as review standard in Argentina by Technical Resolution No. 33 of the FACPCE, as such standard was approved by the International Auditing and Assurance Standards Board, and  include verification of the consistency of the documents subject to the review with the information on corporate decisions laid down in minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L, who issued their report on August 9, 2017. A review of interim financial information consists in making inquiries of the Company personnel responsible for the preparation of the information included in the condensed interim financial statements, and in applying analytical and other review procedures.

Supervisory Committee’s Report (Continued)

Scope of our review (Continued)

This review is substantially less in scope than an audit performed in accordance with international auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an opinion on the Company’s financial position, comprehensive income or cash flows. We have not assessed the corporate management, financing, marketing or operating criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Emphasis of matter paragraph

Without modifying our conclusion, we draw attention to the situations detailed in Notes 1 and 2 to the condensed interim financial statements mentioned in the first paragraph in relation to the Company’s economic and financial situation and its Regulatory Framework, and to the fact that the Company is no longer subject to complying with the mandatory share capital reduction set forth in section 206 of the Business Organizations Law as explicitly mentioned in Note 14 to those financial statements.

Supervisory Committee’s Report (Continued)

Report on compliance with current regulations

As required by current regulations, we report that:

a)  the Company’s condensed interim financial statements have been transcribed to the “Inventory and Balance Sheet” book and, as to matters within our field of competence, comply with the provisions of the Business Organizations Law and the CNV’s applicable resolutions;

b)  the Company’s condensed interim financial statements arise from accounting records, which are kept, in all formal aspects, in conformity with legal regulations;

c)  we have complied with the provisions of section 294 of Law No. 19,550.

City of Buenos Aires, August 9, 2017.

By the Supervisory Committee

José Daniel Abelovich
Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 15, 2017